4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE CEO TO CHAIR ROUNDTABLE DISCUSSION AT
MAJOR EUROPEAN BIOTECH CONFERENCE

WINNIPEG, Manitoba – (January 26, 2005). Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce that President and CEO, Albert D. Friesen, PhD, will be a featured participant at an upcoming major international Biotechnology Conference.

On January 27, 2005, Dr. Friesen will serve as invited chair on a roundtable discussion at the prestigious BioBusiness 2005 conference in Geneva, Switzerland. He will lead a 35-minute dialogue with up to 15 international biotech executives on the topic, “Adapting Your Business Model: Evolving From A Technology Platform provider To A Product Focused Company.”

In addition to providing a brief overview of Medicure and its leading role in the discovery, development and marketing of innovative cardiovascular products, Dr. Friesen will join the other panel participants in sharing his vast experience on what it takes to transform a company from being technology-based to one that is focused on product development.

BioBusiness is Europe’s premier Biotech/Pharma partnering conference, providing delegates with unique, interactive roundtables with a speaker faculty of international thought leaders, interactive workshops and one-on-one partnering meetings. The theme for this year’s Conference is “Enhancing Your Alliance Management Capabilities In Order To Achieve The Rapid Commercialization Of You Cutting-Edge Science.”

More information on this prestigious Conference, including the full event schedule, can be found at www.biobusiness-conference.com.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed
- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure’s medicinal chemistry based Drug Discovery program is focused on the discovery and advancement of novel small molecules, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public
Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com